Contact

www.linkedin.com/in/dushan-
batrovic-cpa-mba-basc-01b38712
(LinkedIn)

Top Skills

Analytical Skills
Executive Management
Equity Research

Languages

Serbian

Certifications

Blockchain Fundamentals Certificate
Certified Public Accountant (CPA)
AI for Everyone

Dushan Batrovic, CPA, MBA, BASc

Tech Founder, Investor, CEO and CFO
Toronto, Ontario, Canada

Summary

Strategically minded investor, founder, CEO and CFO with tech company experience. I spent the first 10 years of my career in the capital markets as an equity research analyst covering US and Canadian technology stocks. I then transitioned into venture capital where I was involved in due diligence and managing portfolio investments. Previously, I joined a multi-million dollar technology company as CFO, where I helped expand revenues by over 5x. Currently, I am Managing Director with a venture capital and merchant banking firm. I have an engineering degree, MBA and CPA. A few of my favorite hobbies include food, wine, film and basketball.

Experience

Thrivelab
Chief Financial Officer
June 2023 - Present (10 months)

Thrivelab is a telehealth-based provider of evidence-based hormone and testosterone balancing programs as well as natural bioidentical products to alleviate age-related symptoms and restore youthful vitality.

Antera Inc.
Managing Director
July 2019 - Present (4 years 9 months)
Toronto, Canada Area

Antera is a technology focused merchant bank and venture capital firm. We are entrepreneurs, business managers and capital market specialists who are ready to provide more than just capital to help accelerate growth for our portfolio companies and clients.

Antares Media Corp.
Co-Founder and CEO

September 2020 - January 2023 (2 years 5 months)
Toronto, Ontario, Canada

Opera Event
Board Member
December 2019 - January 2023 (3 years 2 months)

Vizetto
Chief Financial Officer
January 2017 - June 2019 (2 years 6 months)
Toronto, Canada Area

Vizetto is a developer of interactive presentation software. We sell via on premise and SaaS models to multi-billion dollar enterprises across the globe.

Baanto
Chief Financial Officer
June 2015 - June 2019 (4 years 1 month)

Strategic, operational and financial planning of a multi-million dollar industrial touchscreen leader.
Managing North American and Asian supply chain that sells to global customer base.

Nytric Ltd.
Chief Financial Officer
June 2015 - June 2019 (4 years 1 month)

Bluedrop Performance Learning
VP Corporate Development
June 2015 - May 2016 (1 year)

Capital planning strategy for $20 million training & simulation and eLearning company.
Lead sales organization re-alignment into specialized pursuit teams to compete in the enterprise and government markets

Difference Capital Financial Inc.
Vice President
October 2013 - May 2015 (1 year 8 months)

Conducted due diligence on a diverse group of tech companies for a $200M private equity fund.
Specialized in SaaS, e-commerce, adtech and enterprise markets.

Identified and qualified prospective investments; negotiated financing agreements
Managed portfolio investments through strategy formulation and implementation; facilitated dialog with prospective business relationships and M&A partners

4Front Capital Partners
VP - Senior Technology Analyst
September 2011 - October 2013 (2 years 2 months)

Established technology-focused advisory and investment banking boutiques.

Dundee Securities
Analyst
December 2009 - December 2010 (1 year 1 month)

Canaccord Capital
Analyst
June 2004 - December 2009 (5 years 7 months)

Reliance Aerotech Services
Business Analyst
2003 - 2004 (1 year)

Honeywell
Business Analyst
2000 - 2002 (2 years)

Education

University of Toronto - Rotman School of Management
MBA, Business · (2001 - 2003)

University of Toronto
BASc, Engineering · (1996 - 2000)